POWER SPORTS FACTORY, INC.
6950 Central Highway
Pennsauken, NJ 08109

December 16, 2008

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Power Sports Factory, Inc.
(formerly Purchase Point Media Corp.)
SEC Comment Letter dated September 4, 2008
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
File No. 0-25385

Dear Sir/Madam:

We are submitting herein the responses of Power Sports Factory, Inc. (the “Company”) to the comments set forth in your comment letter dated September 4, 2008 on the captioned filings under the Securities Exchange Act of 1934, as amended.

As part of the response to the Commission’s comments, by the close of 2008, the Company plans to file a second amended Form 10-K for the year ended December 31, 2007 (the “Second Amended Form 10-K”) and a second amended Form 10-Q for the quarterly period ended March 31, 2008.

Form 10-K for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 16

1.	Auditor’s Report. In the Amended Form 10-K, the auditor’s report will reflect the reference to Note 14.

Financial Statements

2.
Recapitalization. The additional paid-in capital of $74,000 has been changed to $-0- of PSF, the acquirer. The stated capital for the initial capitalization consisted of 60,000,000 common shares with a stated capital of $174,000 and 1,650,000 preferred shares with a stated capital of $27,500. The total capitalization of PSF prior to the reverse acquisition was $201,500.  The change will be reflected in the Second Amended Form 10-K.

The acquisition of PPMC will be reflected in the Second Amended Form 10-K.  The elimination of the additional paid-in capital of $138,928 has been offset against the retained deficit of $4,054,757 (which includes an additional loss of $41,944 from July 1, 2007 to the date of the acquisition).  Attached as Schedule A are trial balances immediately prior to the acquisition, restated balance sheet (Schedule B) and statement of stockholders' deficiency as of December 31, 2007 (Schedule C).

3.
Preferred Stock Deposit. The issuance of the preferred stock for the deposit on inventory has been recorded as a non-cash transaction in the cash flow statement.  The proceeds from the sales of preferred stock on the cash flow statement reflect cash received from the sale of preferred stock in a separate transaction.

4.	Non-Reliance 8-K; Internal Control. The Company will file an Item 4.02 Form 8-K reporting non-reliance on the financial statements issued prior to the restatement.

In accordance with §240.13a-14(c) of the General Rules and Regulations, Securities Exchange Act of 1934, for purposes of the certification rules applicable to filings under Section 13 of the Exchange Act, "disclosure controls and procedures" are defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company believes its “disclosure controls and procedures” as so defined are effective.  The error leading to the restatement of our Form 10-K/A for the year ended December 31, 2007 and our Form 10-Q for the quarterly period ended March 31, 2008, was an error in the application of the accounting rules relating reverse acquisitions, and was not due to our internal failure to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The undersigned, Shawn Landgraf, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

POWER SPORTS FACTORY, INC.

By:  /s/ Shawn Landgraf

Shawn Landgraf
Chief Executive Officer

SCHEDULE A

PURCHASE POINT MEDIA CORP
TRAIL BALANCE
SEPTEMBER 30, 2007

		TRIAL BALANCE
ACCT #		DR	CR	TRANSACTION				ADJUSTED T/B
		07/01/07		AJE #	DR	AJE #	CR	09/30/07		REF	COMB
									0.00
1070	CASH -	0.00						0.00		310
1912	PATENTS & TRADEMARKS	23,743.00				6	23,743.00	0.00		313-1		1

1914	ACCUMULATED AMORT		15,300.03	6	15,640.37	2	340.34		(0.00)	313-1	0.00	1
1200	LOAN RECEIVABLE PSF	200,000.00				6	200,000.00	0.00		312
1201	INTEREST RECEIVABLE - PSF	1,500.00		7	2,580.00	6	4,080.00	0.00		312
1300	PREPAID EXPENSES							0.00
1915	SECURITY DEPOSITS							0.00		SALY
1100	INVESTMENT - PSF							0.00		311
1840	COMPUTER EQUIPMENT	4,900.61				6	4,900.61	0.00		313		2
1845	ACCUM DEPREC COMPUTER		3,240.43	6	3,381.99	1	141.56		0.00	313	(0.00)	2

2115	ACCOUNTS PAYABLE		110,523.39	6	110,523.39				0.00	355		4
2115-1	ACCRUED INTEREST - RELATED		476,950.70	6	493,806.23	5	16,855.53		0.00	355
2117	ACCOUNTS PAYABLE - RELATED		288,000.00	6	306,000.00	5	18,000.00		0.00	355
2118	ACCRUED EXPENSES		84,481.12	6	87,243.05	5	2,761.93		0.00	355	—	4
2110	DUE TO AMTEL		567,911.25	6	567,911.25				0.00	361		3
2111	DUE TO ALPAC		200,000.00	6	200,000.00				0.00
2120	DUE TO OFF /SHAREHD AF		314,968.29	6	321,392.44	3-4	6,424.15		(0.00)	361	(0.00)	3
	NOTE PAYABLE					6	1,200,000.00		1,200,000.00
	DIVIDEND PAYABLE					6	673,175.11		673,175.11
3350	COMMON STOCK		2,042,484.58						2,042,484.58	375
3351	ADD'L PAID IN CAPITAL		138,926.34						138,926.34	375
3390	PREFERRED STOCK		170.00						170.00	375
3560	RETAINED EARNINGS (DEFICIT)	4,012,812.52						4,012,812.52		375

		4,242,956.13	4,242,956.13		2,108,478.72		2,150,422.23	4,012,812.52	4,054,756.03
		0.00					41,943.51	(41,943.51)

	SELLING GEN'L & ADMIN
5000	INTEREST INCOME					7	2,580.00		2,580.00
5790	AUTO			4	1,620.35			1,620.35
5690	INTEREST EXPENSE			5	16,855.53			16,855.53		390-1
5630	CONSULTING							0.00
5660	AMORTIZATION & DEPREC			1-2	481.90			481.90		313 & 313-1
5615	ADVERTISING			4	74.32			74.32
5785	TRAVEL							0.00
5786	TRAVEL & ENTERTAINMENT							0.00
5687	TRANSFER AGENT					5	4,088.07	(4,088.07)
5692	LEGAL							0.00

5781	FILINGS			3	35.00			35.00
5780	TELEPHONE			3	73.48			73.48
5700	OFFICE			4	263.38			263.38
5610	ACCOUNTING			5	6,850.00			6,850.00
5760	RENT			4	4,300.92			4,300.92
5761	STATE FILING FEES							0.00
								0.00
5631	MARKETING							0.00
5720	MISCELLANEOUS							0.00
5800	OFFICER PAYROLL			5	18,000.00			18,000.00		355
5661	BOOKKEEPING							0.00
5725	GOV'T FEE			4	56.70			56.70
		0.00	0.00		48,611.58		6,668.07	44,523.51	2,580.00
		0.00					(41,943.51)	41,943.51

6	PATENTS		23,743.00
	ACCUM AMORT	15,640.37
	LOAN PSF		200,000.00
	INTEREST RECEIVABLE PSF		4,080.00
	COMPUTER EQUIP		4,900.61
	ACC/ DEPREC	3,381.99
	ACC/PAY	110,523.39
	ACC/EXP	87,243.05
	ACC/INT RELATED PARTY	493,806.23
	ACC/PAY RELATED PARTY	306,000.00
	DUE AMTEL	567,911.25
	DUE ALPAC	200,000.00
	DUE OFFICER	321,392.44
	NOTE PAYABLE		1,200,000.00
	DIVIDEND PAYABLE		673,175.11
		2,105,898.72	2,105,898.72

SCHEDULE B

POWER SPORTS FACTORY, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS
	December 31,
	2007	2006
Current Assets:
Cash	$11,146	$46,740
Cash - restricted	—	173,264
Accounts receivable	3,959	—
Note receivable - related party	—	366,400
Inventory	937,703	1,612,904
Prepaid expenses	135,319	—
Total Current Assets	1,088,127	2,199,308

Property and equipment-net	71,389	57,493

Other assets	9,876	13,876

TOTAL ASSETS	$1,169,392	$2,270,677

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
Accounts payable	$1,096,769	$120,206
Accounts payable - related party	80,172	—
Note payable	—	1,570,376
Current portion of long-term debt	164,772	2,540
Note payable to related party	11,466	54,266
Accrued expenses	192,804	122,873
Current portion of convertible debt	262,159	—
Income taxes payable	—	128,032
Dividend payable	673,176	—

Total Current Liabilities	2,481,318	1,998,293

Long term liabilites:
Long-term debt - less current portion	10,461	12,639
Long-term convertible debt	24,143	—
Total Long-term Liabilities	34,604	12,639

TOTAL LIABILITIES	2,515,922	2,010,932

Stockholders' Equity (Deficiency):
Preferred Stock; no par value - authorized 50,000,000 shares
Series B Convertible - outstanding 2,303,216
and 1,650,000 shares	2,687,450	27,500
Common stock, no par value - authorized 100,000,000
shares - outstanding 98,503,940 and 60,000,000 shares	2,216,485	174,000
Additional paid-in capital	355,000	—
Retained earnings (deficit)	(6,605,465)	58,245

Total Stockholders' Equity (Deficiency)	(1,346,530)	259,745

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,169,392	$2,270,677

See notes to consolidated financial statements.

SCHEDULE C

POWER SPORTS FACTORY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

					Additional	Retained
	Preferred Stock		Common Stock		Paid - In	Earnings
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance, January 1, 2006	1,650,000	$27,500	60,000,000	$174,000	$—	$494,817	$696,317

Net loss	—	—	—	—	—	(436,572)	(436,572)

Balance, December 31, 2006	1,650,000	27,500	60,000,000	174,000	—	58,245	259,745

Effect of reverse merger			38,503,940	2,042,485		(3,915,661)	(1,873,176)

Conversion of debt for preferred stock (valued at $4.99 per share)	240,716	1,200,000					1,200,000

Issuance of preferred stock for services (valued at $3.00 - $14.00 per share)	265,900	726,950	—	—	—	—	726,950

Issuance of preferred stock for debt
(valued at $5.00 per share)	92,600	463,000	—	—	—	—	463,000

Contribution by shareholders	—	—	—	—	175,000	—	175,000

Beneficial conversion feature	—	—	—	—	180,000	—	180,000

Sale of preferred stock	54,000	270,000	—	—	—	—	270,000

Net loss	—	—	—	—	—	(2,748,049)	(2,748,049)

Balance, December 31, 2007	2,303,216	$2,687,450	98,503,940	$2,216,485	$355,000	$(6,605,465)	$(1,346,530)

See notes to consolidated financial statements.